Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-AMEX: KXM

NEWS RELEASE
Kobex Confirms Transfer of Insider Position and Provides Update

Vancouver, BC – February 23, 2011 Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) announces pursuant to the press release made by the Rule Family Trust (the “Trust”) on February 17, 2011, the Trust has transferred its insider share position of the Company to Sprott Inc. (“Sprott”) as part of its recent Share Purchase Agreement with Sprott.  The Trust held 8,208,393 common shares in the Company or 17.85% of the Company’s outstanding common shares as at the date of the transfer.

The Company is well funded and continues to carefully review a number of advanced projects that meet its criteria of established resources, competitive costs, and significant exploration potential.   As part of its review, the Company is also re-evaluating the strategy on two of its existing properties, the Mel property and the Barb property, both situated near Watson Lake in southeast Yukon, an area that has recently been the focus of considerable exploration interest. These properties were owned, and previously disclosed, by International Barytex Resources Ltd. (“IBX”), one of the predecessor companies to Kobex Minerals Inc. that was formed by the business combination in 2009.

The 100% owned Mel zinc-lead-barite property consists of 257 claims and is located in the Watson Lake Mining District of Yukon.  As previously disclosed by IBX, the Main Mel Zone was the focus of a 48 hole program that resulted in an Indicated Mineral Resource of 6.78 million tonnes of 7.1% zinc, 2.03% lead and 54.69% barite.    The Main Zone remains open to depth.

The wholly owned Barb property consists of 31 claims and is located approximately 100 km north of the town of Watson Lake.  Two mineralized zones have been identified on the property, the Matt Berry and the Money zones.  A historic resource for the Matt Berry zone was estimated at 588,000 tons grading 6.5% Lead, 4.6% Zinc and 3 ounces per short ton silver by a predecessor company in 1977 using resource categories that are not compliant with NI 43-101 standards. As such it should not be relied upon and serves only as an indication of the property potential.  A portion of the historic estimate is considered to be equivalent to an Inferred Resource.  No further estimates have been made on the Matt Berry zone since the 1977 estimate.  A Qualified Person has not performed sufficient work to classify the historic estimate as current Mineral Resources and the Company is not treating the historic estimate as current Mineral Resource.

Both the Mel and Barb properties have geophysical targets that warrant drill testing and the Company is reviewing its alternatives for these properties in light of the Yukon’s current favourable exploration climate.

Mr. Leo King, P. Geo, consultant, and qualified person under the meaning of National Instrument NI43-101, reviewed and approved the technical information in this release.

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO
For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Samuel Yik, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.